

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 17, 2015

Via E-Mail
Mr. Robert R. Mandos, Jr.
Chief Financial Officer
AMETEK, Inc.
1100 Cassatt Road
Berwyn, Pennsylvania 19312

>   **Re: AMETEK, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed February 24, 2015**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2015**
>   **Filed August 5, 2015**
>   **File No. 001-12981**

Dear Mr. Mandos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the year ended December 31, 2014 compared with the year ended December 31, 2013, page 26

1.   We see that cost of sales increased from $398 million for the year ended December 31, 2013 to $462 million for the year ended December 31, 2014. While we see your discussion of segment operating income, please revise future filings to also discuss the

factors that contributed to the change in cost of sales, excluding depreciation. Please reference Rule 303(a)(3)(i) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Consolidated Financial Statements

Note 16. First Quarter of 2015 Restructuring Charges, page 15

2.   In future filings please provide further discussion of the nature of the restructuring activity and the expected completion date. In addition, disclose the line item(s) in the statement of income in which the restructuring costs are aggregated. Please refer to FASB ASC 420-10-50-1.

3.   As a related matter, please tell us about the nature of the Operational Excellence initiatives discussed on page 14 and page 3 of your Form 10-K for the year ended December 31, 2014 and the relationship between these initiatives and the first quarter 2015 restructuring activities discussed in Note 16.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

4.   Please revise future filings to provide all of the relevant disclosures from SAB Topic 5.P as it relates to the restructuring program, including the expected effects on future earnings and cash flows resulting from the exit plan along with the initial period in which those effects are expected to be realized. This disclosure should discuss whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606, or Kristin Lochhead, Senior Accountant, at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3605, or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions. You may also reach me at (202) 551-3676.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery